UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: press release dated December 31, 2009 regarding trading in treasury shares press release

Paris, December 31, 2009

Disclosure of trading in own shares from December 21 to December 22, 2009

France Telecom announces the acquisition of 1,000,000 treasury shares within the framework of its 2009 share buyback programme. These shares have been acquired to honour obligations related to the Group employee compensation policy, and notably the delivery of free shares for employees based outside France, resulting from the achievement of performance conditions included in the free shares award plan of 2007.

Name of the issuer: France Telecom

References of the share buyback programme: Share buyback programme 2009, authorised by the ordinary and extraordinary general meeting of shareholders held on May 26, 2009 (9th resolution). A description of the programme can be found in France Telecom's registration document.

Type of securities: Ordinary shares / Euronext Paris / Eurolist A / ISIN: 0000133308

Beginning date of the programme: The 9th resolution of the general meeting of shareholders held on May 26, 2009, was activated by the Board of Directors meeting on May 26, 2009

Cash purchases and sales

Trading Session	Intermediary	Type of transaction	Number of shares	Purchase price (€)			Amount (€)
				Weighted average price (gross)	Highest purchase price (gross)	Lowest purchase price (gross)
21/12/2009	Natixis	Buy	500,000	17.1296	17.30	16.98	8,564,800.00
22/12/2009	Natixis	Buy	500,000	17.3484	17.40	17.28	8,674,200.00
Total		Buy	1,000,000				17,239,000.00
No such share has been purchased or sold pursuant to a liquidity contract

Press contacts: +33 1 44 44 93 93

Bertrand Deronchaine
bertrand.deronchaine@orange-ftgroup.com

Tom Wright
tom.wright@orange-ftgroup.com

About France Telecom

France Telecom, one of the world's leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (38.1 billion euros for the first nine months of 2009) and, at 30 September 2009, a customer base of almost 190 million customers in 32 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 126 million customers. At 30 September 2009, the Group had 128.8 million mobile customers and 13.4 million broadband Internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com , www.francetelecom.com , www.orange-business.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 31, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer